1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:        .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 16, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$3.05

Hsinchu, Taiwan, R.O.C., April 16, 2015 — TSMC today announced consolidated revenue of NT$222.03 billion, net income of NT$78.99 billion, and diluted earnings per share of NT$3.05 (US$0.48 per ADR unit) for the first quarter ended March 31, 2015.

Year-over-year, first quarter revenue increased 49.8% while net income and diluted EPS both increased 65.0%. Compared to fourth quarter 2014, first quarter results represent a 0.2% decrease in revenue, a 1.2% decrease in net income and a 1.3% decline in EPS. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue decreased 2.6% from the previous quarter and increased 43.7% year-over-year.

Gross margin for the quarter was 49.3%, operating margin was 39.0%, and net profit margin was 35.6%.

Shipments of 20-nanometer process technology accounted for 16% of total wafer revenues. 28-nanometer accounted for 30% of total wafer revenues. Advanced technologies, defined as 28-nanometer and 20-nanometer technologies, accounted for 46% of total wafer revenues.

“The demand for TSMC’s wafers remained strong in the first quarter but NT dollar was stronger than the assumption in our first quarter guidance by about 1 percent, which reduced our revenue by NT$1.9 billion,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “In the second quarter, a combination of customers’ business loss, inventory adjustment, and a less favorable exchange rate will negatively impact our second quarter business. Based on our current business outlook and exchange rate assumption of 1 US dollar to 31.03 NT dollars, management expects overall performance for second quarter 2015 to be as follows”:

•	Revenue is expected to be between NT$204 billion and NT$207 billion;

•	Gross profit margin is expected to be between 47.5% and 49.5%;

•	Operating profit margin is expected to be between 36.5% and 38.5%.

The management further expects revenue from second half of the year will recover and the full year will be double-digit growth over 2014. The management also states 2015 capital budget to be between US$10.5 billion and US$11.0 billion.

TSMC’s 2015 first quarter consolidated results :

(Unit: NT$ million, except for EPS)

	1Q15 Amount[a]		1Q14 Amount		YoY Inc. (Dec.) %	4Q14 Amount		QoQ Inc. (Dec.) %
Net sales	222,034		148,215		49.8	222,521		(0.2)
Gross profit	109,429		70,397		55.4	110,560		(1.0)
Income from operations	86,626		52,517		64.9	88,216		(1.8)
Income before tax	88,259		53,297		65.6	89,312		(1.2)
Net income	78,990		47,867		65.0	79,986		(1.2)
EPS (NT$)	3.05	[b]	1.85	[c]	65.0	3.08	[c]	(1.3)

a:	1Q2015 figures have not been approved by Board of Directors
b:	Based on 25,931 million weighted average outstanding shares
c:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2015 is expected to be above 9 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

#        #        #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com